P.E. 1/1/02
0-30670


02011855


RECEIVED
JAN 2 4 2002
316

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of January 2002

AUDIOCODES LTD.
(Translation of Registrant's Name into English)

4 Hahoresh Road, Yehud 56470 • ISRAEL
(Address of Principal Corporate Offices)

The following document is attached hereto and incorporated by reference herein:

Exhibit 99.1. Press Release, dated January 22, 2002, announcing revenues and net loss for the fourth quarter of 2001 and for the year ended December 31, 2001, and other recent developments.

The information set forth in the first, second, third, sixth, ninth and tenth paragraphs of, and the consolidated balance sheet and consolidated statement of operations data contained in, the press release attached as Exhibit 99.1 to this Report on Form 6-K, is hereby incorporated by reference into (i) the Registrant's Registration Statement on Form F-3, Registration No. 333-12346; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-11894; (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-13268; and (iv) the Registrant's Registration Statement on Form S-8, Registration No. 333-13378.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By: /s/ SHABTAI ADLERSBERG
Neil Gold, for Shabtai Adlersberg
pursuant to authorization

Dated: January 23, 2002

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated January 22, 2002, announcing revenues and net loss for the fourth quarter of 2001 and for the year ended December 31, 2001, and other recent developments.

Exhibit 99.1

Company Contact:

V.P. Finance & CFO
Mike Lilo
972 (3) 539-4000
mikel@audiocodes.com

IR Agency Contact:

RFBinder Partners Inc.
Magda Gagliano
(212) 994-7549
Magda.Gagliano@RFBinder.com


AudioCodes

4 HaHoresh Street, P.O. Box 14
Yehud, 56470 Israel
Tel: +972-3-5394000
Fax: +972-3-5394040

AudioCodes Reports Fourth Quarter and Year 2001 Results

Yehud, Israel – January 22, 2002 – AudioCodes Ltd. (NASDAQ: AUDC), a leading provider of Voice over Packet technologies, today announced financial results for the fourth quarter and year-ended December 31, 2001. Revenues for the fourth quarter ended December 31, 2001 were $5.5 million compared to $5.0 million for the third quarter ended September 30, 2001 and $22.5 million for the fourth quarter ended December 31, 2000. Excluding a write-down of $750,000 relating to a minority equity investment, the pro forma net loss for the fourth quarter was $4.2 million, or $(0.11) per basic and diluted share, compared with net income of $8.0 million, or $0.19 per diluted share, for the same period last year. Including this charge, net loss for the quarter was $5.0 million, or $(0.13) per basic and diluted loss per share.

Cash balances as of December 31, 2001 were $130.1 million compared to $133.7 million as of September 30, 2001.

Revenues for the year ended December 31, 2001 were $35.7 million compared to $71.8 million in 2000. Net loss for the year ended December 31, 2001 was $13.3 million, or $(0.34) per basic and diluted share, compared to net income of $26.7 million, or $0.62 per diluted share, in 2000.

"The year 2001 has been quite challenging for us in many respects. Like other companies in the telecom sector, AudioCodes was impacted by the global reduction in capital spending for telecommunication equipment and the subsequent partial erosion of our customer base. Our fundamental belief in the VoP (Voice over Packet) revolution of the telecommunication world and the need for our products underpins everything we do and our strategy for the future", said Shabtai Adlersberg, President and CEO of AudioCodes.

"I am excited about our announcement concerning the Stretto™ product, our first complete media gateway system for the wireless market. This represents a significant step in our evolution as a systems supplier for our OEM customers. In 2002, we intend to step up our offering by introducing system level network enabling solutions, further solidifying our leadership of the VoP enabling technology market. The widely expected deployments of second and third generations of gateways in access, trunking, wireless and broadband networks in the years to come will present opportunities for us in the future".

During the fourth quarter, the Company purchased 413,000 of its Ordinary Shares for an aggregate purchase price of approximately $955,000. The share repurchase program was previously announced in January 2001 and in 2001, the Company purchased a total of 1,774,800 of its Ordinary Shares for an aggregate purchase price of $6,402,000.

During 2001, AudioCodes announced new product offerings building on its continued market leadership in high density media gateway products. These include extensions of its award winning TrunkPack® VoP architecture, the TrunkPack® Module and AudioCoded IPmedia™ families. These offerings are: (1) the TrunkPack® - (TP1610) a high density (480 channels) carrier grade Compact PCI board; (2) the TrunkPack® Module - (TPM 1100), which offers a wide choice of vocoding, signaling and feature set; (3) AudioCoded IPmedia™ (IPM260) a PCI media processing board; and (4) the **Stretto™ Wireless Media Gateway** family of products for wireless broadband solutions, which includes a complete Media Gateway for third generation (3G) wireless networks.

AudioCodes also announced a Professional Services offering to provide leading OEMs with customized system design and integration for complete carrier class media gateway solutions.

On January 20, 2002, Nechemia Peres, an AudioCodes board member since 2000, announced his resignation from the board, for personal reasons.

During 2001, AudioCodes was listed for trading on the Tel Aviv Stock Exchange as part of a dual listing, in addition to its listing on the Nasdaq Stock Market. Trading on the Tel Aviv Stock Exchange began on October 21, 2001.

About AudioCodes

Founded in 1993, AudioCodes Ltd. (NASDAQ: AUDC) designs, develops and markets Voice over Packet media gateway technologies for converged networks. The company is a market leader in voice compression technology and the key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes' product line includes leading edge VoIP communication boards, VoIP media gateway modules, VoP chip processors, analog media gateways for access and enterprise solutions. Its customers include the leading global telecom and datacom OEMs AudioCodes' international headquarters and R&D facilities are located in Israel, with US headquarters in San Jose, California. For more information on AudioCodes, visit http://www.audiocodes.com.

(more)

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. Copies of such filings can also be viewed at the Tel-Aviv Stock Exchange. AudioCodes assumes no obligation to update the information in this release.

Summary financial data follows

Note relating to number of shares: All share and per share data for all periods presented have been retroactively adjusted to reflect the two-for-one stock split effected as of October 6, 2000.

AUDIOCODES LTD.
CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	December 31, 2000	December 31, 2001
ASSETS		
CURRENT ASSETS		
Cash, cash equivalents and Short-term deposits	$ 145,173	$ 130,070
Trade receivables	11,582	3,437
Other receivables and prepaid expenses	1,730	1,147
Inventories	10,714	6,536
Total current assets	169,199	141,190
SEVERANCE PAY FUND	1,201	1,772
FIXED ASSETS, NET	3,329	5,004
INVESTMENTS	600	450
Total assets	$ 174,329	$ 148,416
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Trade payables	$ 7,923	$ 1,634
Other payables and accrued expenses	15,157	13,314
Total current liabilities	23,080	14,948
ACCRUED SEVERANCE PAY	1,529	2,213
Total shareholders' equity	149,720	131,255
Total liabilities and shareholders' equity	$ 174,329	$ 148,416

AUDIOCODES LTD.
CONSOLIDATED STATEMENT OF OPERATIONS
U.S. dollars in thousands, except per share data

	Year Ended December 31,		Three months ended December 31,	
	2000	2001	2000	2001
			(Unaudited)	
Revenues	$ 71,798	$ 35,734	$ 22,525	$ 5,538
Cost of revenues	28,029	21,942	8,833	3,149
Gross profit	43,769	13,792	13,692	2,389
Operating expenses				
Research and development	10,588	13,807	3,378	3,430
Sales and marketing	11,204	13,852	3,553	3,401
General and administrative	2,917	5,044	911	947
Total operating expenses	24,709	32,703	7,842	7,778
Operating income (loss)	19,060	(18,911)	5,850	(5,389)
Other expenses		750		750
Financial income, net	8,057	6,388	2,241	1,119
Income before income taxes (loss)	27,117	(13,273)	8,091	(5,020)
Income taxes	438	--	81	(22)
Net income (loss)	$ 26,679	$ (13,273)	$ 8,010	$ (4,998)
Basic earnings (loss) per share	$ 0.68	$ (0.34)	$ 0.20	$ (0.13)
Number of shares used in computing basic earnings per share (in thousands)	39,273	39,591	39,835	38,861
Diluted earnings (loss) per share	$ 0.62	$ (0.34)	$ 0.19	$ (0.13)
Number of shares used in computing diluted earnings per share (in thousands)	43,051	39,591	42,416	38,861

AUDIOCODES LTD.
PROFORMA CONSOLIDATED STATEMENT OF OPERATIONS
U.S. dollars in thousands, except per share data

	Three months ended December 31,	
	2000	2001
	(Unaudited)	
Revenues	$ 22,525	$ 5,538
Cost of revenues	8,833	3,149
Gross profit	13,692	2,389
Operating expenses		
Research and development	3,378	3,430
Sales and marketing	3,553	3,401
General and administrative	911	947
Total operating expenses	7,842	7,778
Operating income (loss)	5,850	(5,389)
Other expenses (a)	-	-
Financial income, net	2,241	1,119
Income before income taxes (loss)	8,091	(4,270)
Income taxes	81	(22)
Net income (loss)	$ 8,010	$ (4,248)
Basic earnings (loss) per share	$ 0.20	$ (0.11)
Number of shares used in computing basic earnings per share (in thousands)	39,835	38,861
Diluted earnings (loss) per share	$ 0.19	$ (0.11)
Number of shares used in computing diluted earnings per share (in thousands)	42,416	38,861

a) Excluding a write-down of $750,000 relating to a minority equity investment